PART II

ITEM 1. BUSINESS

New Media Trader, Inc., is a Delaware corporation founded in 2014 to provide robust online software tools that help answer the very pertinent Internet marketing question, “What is a social media influencer’s value to advertisers and how do you express that in dollars and cents?” In other words, what is access to that influencer’s audience worth to a brand and what should a creator of social-media content on platforms like YouTube charge to promote a product to his/her followers?

Unlike with old-school media like television and newspapers, there is no known standard advertising-rate formula in use in the wild west of Internet content. Our Social Bluebook web application, launched in May 2015, was designed to provide a negotiation starting point for both the online influencer and the brand that covets the influencer’s following. It allows content creators and brands to broker deals directly without intermediation of expensive third parties, like talent networks or agencies. Our management believes that the proprietary Social Bluebook valuation tools are on their way to becoming a standard for valuing and accelerating transactions between creative content owners and advertisers.

Social Bluebook simplifies and streamlines the process of executing influencer marketing for both advertisers and online content creators.

Content creators connect their social media platforms to our assessment tools, and Social Bluebook’s proprietary algorithms calculate a dollar value for each platform based on audience reach and engagement. This provides the two parties to a promotion transaction with a documented basis for advertising rate negotiations.

For advertisers, we released the “beta” version of the Social Bluebook Marketplace™ application in May 2016. Free to sign up, advertisers can search through the Social Bluebook database of creators and learn what each charges (based on Social Bluebook algorithms) for promoting products on social media. When brands and advertising agencies locate content creators on the Social Bluebook site that are of interest to them, they then can use our portal to invite the creator to participate in their marketing campaigns.

The advertisers involved in the Social Bluebook Marketplace™ have estimated that by using the system to value and negotiate product placements, they have saved many thousands of dollars monthly per transaction in labor and other costs with an overall improved result. For example, in a Yahoo Finance article, Travis Chambers of Chamber Media stated, “Social Bluebook Search has literally cut our labor costs by 80 percent and dramatically improved our selection process of influencers.”

Product Description, Features and Functions

Social Bluebook is a web-based application with responsive design for mobile devices. Creators and advertisers each have their own interface with features and functions that are exclusive to their respective user experience. Social Bluebook currently supports social media platforms YouTube, Instagram, Facebook, Vine, Twitter, and blogs.

For Content Creators

Social Bluebook’s platform has been designed primarily from the perspective of content creators and their needs. We know that many (perhaps most) creators currently are hesitant to transform their social media content into a business. Many who make that leap discover quickly that their content and access to their online influence are highly desired by advertisers. However, most creators don’t understand their value and are intimidated by negotiations and contracts. Creators often ask, “What is the value of my content to an advertiser?” or, “What do I need to know to negotiate a brand sponsorship?”

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The tools and products that Social Bluebook is developing are designed to answer these and similar questions as well as simplify and streamline the ad placement process as much as possible to show creators that they really can do it themselves. Social Bluebook’s software educates and empowers creators so that they can make creating content on social media their full-time job.

There is no charge for creators to use Social Bluebook for the following purposes:

●	Calculate monetary value: Upon registration on the Social Bluebook website, content creators are prompted to connect each of their social media platforms to the Social Bluebook application and Social Bluebook will calculate a suggested ad rate for each platform that can be used as a starting point in negotiations with an advertiser. In addition to a suggested ad rate, creators also will see displays of important statistics that are taken into account when their value is calculated. For instance, the app displays total followers, average viewership per upload, and comments and likes per upload. The app even displays audience demographics if supported by the social platform’s application program interface, or API.

●	Send quotes: If an advertiser approaches a content creator outside of Social Bluebook, the creator can respond by directing the app to forward a verified ad-rate quote to the advertiser for product placement on one or more social media platforms hosting the creator’s work. The app then will email a link to the advertiser. Upon selecting the link, the advertiser will be able to see that content creator’s Social Bluebook-suggested ad rates, statistical data, and audience demographics.

●	Receive offers and negotiate terms: Creators can receive sponsorship opportunities via the Social Bluebook platform from verified advertisers. Each offer specifies the name of the advertiser, the campaign name and concept, the compensation amount, required deliverables (what the creator is expected to do) and so forth. Terms such as budget, upload dates and other details can be negotiated back and forth via counter offers until the creator and advertiser come to an agreement. Each time an offer or counter offer is made the recipient receives an email or text notification. Both users also are alerted within their respective campaign management dashboards and to-do lists on the Social Bluebook website.

●	Manage deliverables: Once a creator and advertiser have come to terms on a deal, the creator is notified that he/she has deliverables to complete. Within the deliverables menu on the Social Bluebook website, creators can keep track of all their campaigns and respective deliverables as well as receive email alerts when deadlines are approaching. When a deliverable is due, a creator can upload a URL link to the social media post allowing the advertiser to verify that the deliverable is indeed complete.

●	Receive payment: Upon completion of deliverables, creators receive an auto-populated invoice (generated by Social Bluebook) to send to the advertiser. Creators can track the status of receiving their payment. They can opt to be paid through direct deposit, check, or PayPal.

For Advertisers

Online influencer marketing campaigns can be extremely difficult to manage and execute. These campaigns involve entering into a service contract with one or more individuals. That is not quite as simple as going to Google Adwords and dumping an entire campaign budget there.

One of the biggest challenges facing brands and ad agencies is connecting with the right creators for their influencer marketing campaigns. And assuming they are able to find the right vehicle for their ads, the campaigns often get very complex very quickly. Some influencer campaigns may involve multiple creators, each of whom must be contacted on a regular basis (likely via email) in order to negotiate terms of an agreement, ink contracts, verify that the creator did in fact execute on the agreed terms, collect W-9 forms and invoices, and finally make payment to each creator individually. Hours upon hours of an advertiser’s time is sucked up every month managing each of these essential but burdensome tasks.

Once it is finalized, Social Bluebook’s new advertiser interface, called Marketplace, will simplify and streamline the process of executing an influencer marketing campaign. It allows small agencies and brands to execute the type of campaigns that historically only the “big boys” with a considerable amount of manpower could manage. Advertisers can use Social Bluebook Marketplace™ to search for creators of interest, make them offers, negotiate terms, manage deliverables, receive invoices, and with a single click, make payment to each participating creator. Social Bluebook Marketplace’s™ features have the potential for saving advertisers significant money that would have been spent on staffing resources.

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Currently there is no charge for advertisers to use Social Bluebook Marketplace™ for the following purposes:

●	Creator search: When a creator registers and connects a social media platform to Social Bluebook, we capture and store the data being pulled from the platform’s API. This allows us to offer advertisers a powerful tool for finding the right creator for their marketing campaign. Social Bluebook collects data from each of its registered creators, such as subscribership, average viewership, watch time, number of likes and comments, and gender and age audience demographics. We take this information and display it to advertisers in a searchable database. What makes our search feature exceptionally powerful is its ability to apply many filters at once. As a result, an advertiser, for example, could look for a content creator on YouTube who has a dog and reaches a highly engaged female audience ages 21 to 32.

●	Make offers and negotiate: An advertiser using Social Bluebook Marketplace™ to add a social media component to a marketing campaign can begin the negotiation process in one of two ways. If an advertiser simply wants to assess a particular creator’s interest and availability, he/she can use our time-saving “gauge interest” feature. If an advertiser already knows the creator he/she wishes to work with is interested and available, then he/she can advance directly to the formal offer stage. Terms such as budget, upload dates, payment terms, and other details can be negotiated within the Social Bluebook interface until the advertiser and creator come to an agreement. Each time an offer or counter offer is made, the recipient is notified via an email or text message. Both users also are alerted within their respective campaign management dashboards and to-do lists on the Social Bluebook website.

●	Managing campaign deliverables: Advertisers can manage all of their campaigns and all of the creators within each of those campaigns from the campaign management dashboard assigned to them on the Social Bluebook website. The dashboard offers a “control tower” view into each campaign, including details such as a list of all the participating creators and at what stage each has reached in the process -- still in negotiations, submitting deliverables, ready for payment. The dashboard is updated in real time to indicate the latest action items to be completed. When a deliverable is due, creators will send the advertiser a URL link to the live social-media post, allowing the advertiser to verify that the deliverable indeed has been executed. If acceptable, the advertiser can approve the deliverable, which notifies the creator to send an invoice for payment.

Upon completion of deliverables, creators will submit a pre-populated invoice to the advertiser via Social Bluebook for the services rendered. An advertiser can track the status of which creators have been paid and the amounts still outstanding. Social Bluebook Marketplace™ provides an automated credit-card-based payment system through third-party vendors. Social Bluebook is only a facilitator to this transaction and doesn’t touch the money that is sent by the advertiser to the creator.

Pricing

We have built Social Bluebook’s revenue model around an assessed percentage-based transaction fee only for successful campaigns executed through the system. For transactions initiated by an advertiser both parties to the transaction are assessed a 10% transaction fee. For transactions initiated by a content creator both parties to the transaction are assessed a 5% transaction fee. Fees paid by advertisers are an add-on to what an advertiser pays a content creator.  Fees paid by a content creator are appropriated from the advertiser’s payment.

We do plan to offer a prepaid annual subscription option for those high-volume advertisers interested in paying a lower transaction fee.

Social Media Influencer Marketing Industry

Influencer marketing is taking a leading role in how marketers create public awareness of their companies’ products and services and convert prospects into customers. The timing of our entry into the online marketplace is opportune as marketing firms are just discovering that the traditional “ad-buy” media placement of their advertising is being superseded by product placement and endorsements. This transition has been forecast for at least several decades, but the combination of technologies, mobile applications, and consumer preferences have converged to drive the promotion of products and services to social media platforms.

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The shift is due to two factors:

●	The increasing volume of consumers who consume their entertainment and information content through Internet links (social media, Netflix, etc.); and,

●	The fact that the Internet is digital content dominated by software, including products that block ads.

Traditional advertising attempted to migrate to the Internet through pop-up ads and click revenue models, but by 2015 many traditional ads on the Internet were blocked by anti-advertising software. According to an industry report by Page Fair, the estimated loss of global ad revenue in 2015 due to ad-blocking software was $21.8 billion. This has advanced the opportunity for “product placement” with social media influencers to become the preferred mode of 21st Century marketing.

Social media influencers are people who create and/or distribute content via social media and the Internet and who have attracted a loyal and sizable following. Their content affects how their “followers” and “connections” perceive the world, and it influences them to take action, such as purchasing a product or service.

Social media influencer marketing is unique in that not only does the content creator develop content that allows for easy and seamless integration of the product placement/advertisement, but oftentimes consumers tune in specifically to hear/see what the influencer has to say about a particular product. This marketing technique is non-intrusive and results in a quasi-endorsement of the product or service. Influencer marketing is not about the message from the brand; it’s about the passion the influencers feel for the brands they use that they convey to their followers.

In 2015, Mediakix estimated the advertising spend in influencer marketing at $500 million. Furthermore it projects the influencer marketing space to increase to $5 billion to $10 billion by 2020. Advertisers are recognizing the power and the cost-effectiveness of using social media influencer marketing over other marketing techniques. Social Bluebook Marketplace™ is the conduit through which advertisers and influencers meet, communicate and collaborate on product placement opportunities. We are harnessing the power of this new paradigm, wherein the creators’ content, demographic reach, and passion is married to the advertisers’ products or services to create a more personal, directed, and relatable marketing message for the consumer.

For advertisers, influencer marketing can be key to boosting sales and overall marketing results. Whether they are trying to build brand awareness or promote a product, utilizing creators helps to engage a specific target audience drawn in by unique, customized and engaging content.

Competition

The social media influencer community is a dynamic and rapidly expanding marketplace with companies in direct and indirect competition with us, such as IZEA. Most of our competitors appear to be focused only on outreach to brands (advertisers), offering services to help them to identify and contact creators of digital content. That contrasts with our core philosophy, “Content Creator First.” Consequently, we have built the Social Bluebook platform to not only be easy for content creators to use, but also to give them additional information to substantiate their value. We will continue to focus on the content creator community and will provide tools to educate, connect, and encourage collaboration with advertisers and other content creators.

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ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results

Revenues

The initial revenue of $10,603 derived in the year ended December 31, 2016 related to initial transaction fees collected from the beta of Social Bluebook Marketplace™. Revenue in the year ended December 31, 2017 declined to $7,104, or a 33% decrease, primarily as a result of the curtailment in operations in 2017 due to financial constraints.

Cost of Revenues

Cost of revenues for year ended December 31, 2017 was $42,992, as compared to $200 in the same period in the year ended December 31, 2016, which related to transactional costs associated with revenues earned.

Technology and Development Expenses

Technology and development expenses relate to the cost of consultants used to design, build, and test our platform. These expenses for December 31, 2017 decreased to $128,018 from $158,403 from the same period in 2016, or a 19% decrease, primarily related to the curtailment in operations in 2017.

General and Administrative Expenses

General and administrative expenses include employee compensation costs, rent expense, travel cost, and general expenses. These expenses, for the year ended December 31, 2017 decreased to $582,495 from $655,078 from the same period in 2016, or a 11% decrease. General and administrative expenses were reduced due to curtailment of operations due to constraints on working capital.

Other Expense — Interest Expense

For the year ended December 31, 2017 interest expense decreased to $57,327 from $61,291 from the same period in 2016, or a 7% decrease.

Liquidity and Capital Resources

Going Concern

Our financial statements appearing elsewhere in this annual report have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has not generated sufficient revenue and has funded its operating losses through the sale of common stock and the issuance of debt. The Company has a limited operating history and its prospects are subject to risks, expenses and uncertainties frequently encountered by companies in the industry.

In the course of its development activities, the Company has sustained and continues to sustain losses. The Company cannot predict if or when the Company will generate profits. Since inception the Company has generated cumulative net losses of approximately $2,803,000. The losses and working capital needs have been provided by debt and equity financing. As of December 31, 2017, the Company had cash and cash equivalents of $13,800. In the fourth quarter of 2017 Management made operational changes that have reduced cash expenditures and supported the Company’s strategic emphasis on precisely expanding its customer base.

The Company has not yet established an ongoing sustained source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. The ability of the Company to continue as a going concern depends on it obtaining adequate capital to fund operating losses until it becomes profitable. Management plans to continue as a going concern to achieve a profitable level of operations include generating cash through increased product sales, reducing planned expenditures, if necessary, and raising capital from investors.

While management plans to take the steps necessary to extend the time period over which the then-available resources would be able to fund the operations, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans. Additionally, there can be no assurance that, if such efforts are successful, the terms and conditions of such financing will be favorable. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

During the year ended December 31, 2107, the Company obtained cash for working capital totaling approximately $460,000 in connection with issuances of convertible promissory notes. During 2016, the Company obtained cash for working capital totaling approximately $738,000 in connection with issuances of convertible promissory notes. During 2015, the Company obtained capital for working capital need totaling approximately $479,000 in connection with issuances of its series A convertible preferred stock. During the year ended December 31, 2107, the Company launched its series A-1 preferred stock offering and raised approximately $61,000.

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The Company had 806,516 shares of series A-1 preferred stock issued and outstanding as of December 31, 2017. In conjunction with the sale of our series A-1 stock offering, as described below, certain of the 2015 and 2016 Notes holders elected to convert their principal and accrued interest into the offering. During the year ended December 31, 2017, certain holders converted principal and accrued interest of approximately $1,183,715 for 784,101 shares of series A-1 preferred stock.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish its plans and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of assets and/or liabilities that might be necessary if the Company is unable to continue as a going concern.

Since inception, our principal sources of operating funds have been cash proceeds from the issuance of a convertible note payable, sale of common stock and series A convertible preferred stock. We do not expect that our current cash on hand will fund our operations through December 31, 2018. Therefore, we will need to raise additional capital in order to meet our obligations and execute our business plan for at least the next twelve-month period thereafter. There can be no assurance that financing will be available when needed or that management will be able to obtain such financing on acceptable terms. If we are unable to raise sufficient additional funds, we will have to develop and implement a plan to extend payables, reduce overhead or scale back our business plan until sufficient additional capital is raised to support further operations. There can be no assurance that such a plan will be successful.

Convertible Notes Payable

During the years ended December 31, 2017 and 2016, the Company completed private placements of its convertible promissory notes (2016 note placements collectively, “2016 Notes” and 2015 note placements “2015 Notes”) with approximately thirty accredited investors (“Holders”), totaling $478,000 and $738,000, in 2017 and 2016 respectively. The Notes accrue interest at a rate of 7.5% per annum and are due and payable on the second-year anniversary of the purchase date. The notes become due and payable ranging from January 4, 2017 through April 2019, with $115,000, $195,000 and $268,000 maturing in 2017, 2018 and 2019, respectively. The Notes were originally convertible into the Company’s common stock, as follows:

In the event that we issue and sell shares of the Company’s equity securities (“Equity Securities”) to investors (the “Investors”) on or before the date of the repayment in full of the 2015 Notes in an equity financing resulting in gross proceeds to us of at least one million dollars ($1,000,000) (not including the conversion of the 2015 Notes), then the outstanding principal amount of the 2015 Notes, together with all unpaid accrued interest thereon, shall automatically convert in whole without any action by the Holders into such Equity Securities at a conversion price equal to eighty percent (80.0%) of the per-share price paid by the Investors for such Equity Securities and otherwise on the same terms and conditions applicable to the Investors. “Equity Securities” means shares of preferred stock.

In the event that we consummate a change of control of the Company prior to the conversion or repayment in full of the 2015 Notes, the Holders, may elect either to: (i) require that we pay the Holders in cash an aggregate amount equal to the sum of (A) one-and-one-half times (1.5x) the aggregate principal amount of the 2015 Notes then-outstanding, and (B) all unpaid accrued interest thereon; or (ii) convert the aggregate principal amount of the 2015 Notes then-outstanding, together with all unpaid accrued interest thereon, into shares of our common stock at a conversion price equal to the quotient of eight million dollars ($8,000,000) (“Change of Control Valuation Cap”) divided by the aggregate number of outstanding shares of our common stock as of immediately prior to such change of control (assuming full conversion or exercise of all options, warrants and other convertible and exercisable securities then outstanding other than the 2015 Notes).

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In the event that neither of the two above occurs prior to the maturity date, then the Holders, in their sole option and upon written notice may, effective as of the maturity date, elect either to: (i) allow the 2015 Notes to remain outstanding, with interest continuing to accrue; or (ii) convert the then-outstanding principal amount and any unpaid accrued interest thereon into shares of our common stock at a conversion price equal to the quotient of four million dollars ($4,000,000) (“Voluntary Conversion Valuation Cap”) divided by the aggregate number of shares of our common stock outstanding at such time (assuming full conversion or exercise of all options, warrants and other convertible and exercisable securities then outstanding other than the 2015 Notes) plus any unallocated shares under our equity incentive plan (the “Equity Plan”).

In the event that Holders elect to allow the 2015 Notes to remain outstanding after the maturity date, the Holders may, at any time after the maturity date, elect to convert the outstanding principal amount and any unpaid accrued interest thereon into shares of our common stock at a conversion price equal to the quotient of the four million dollars ($4,000,000) Voluntary Conversion Valuation Cap divided by the aggregate number of shares of our common stock outstanding at the time of such notice (assuming full conversion or exercise of all options, warrants and other convertible and exercisable securities then outstanding other than the Notes, plus any unallocated shares under the Equity Plan).

In the event the Holders do not make a timely election pursuant to this provision, the Notes shall remain outstanding, with interest continuing to accrue as provided under the Notes. Notwithstanding the foregoing, to the extent we consummate an equity financing transaction after a Holder has converted the then-outstanding principal amount and any unpaid accrued interest thereon into shares of our common stock, the Holder shall, at the time of such post-conversion financing, have the right to exchange such shares of our common stock into the same class or series of securities issued in the post-conversion financing (and on the same terms and conditions as such post-conversion financing), based on the then-outstanding principal amount and accrued and unpaid interest under the Notes at the time of the conversion of such amounts into shares of our common stock.

During 2016, we completed a private placement of convertible promissory notes (“2016 Notes”) with eleven accredited investors. The 2016 Notes differ from the 2015 Notes in the following respects: (i) they become due and payable between April and December 2018; (ii) in the event that we issue and sell shares of the Company’s Equity Securities to Investors on or before the date of the repayment in full of the 2016 Notes in an equity financing resulting in gross proceeds to us of at least one million dollars ($1,000,000) (not including the conversion of the 2016 Notes), then the outstanding principal amount of the 2016 Notes, together with all unpaid accrued interest thereon, shall automatically convert in whole without any action by the Holders into such Equity Securities at a conversion price equal to the lesser of (A) eighty percent (80.0%) of the per-share price paid by the Investors for such Equity Securities, or (B) the price equal to the quotient of ten million dollars ($10,000,000.00) divided by the aggregate number of outstanding shares of common stock of the Company as of immediately prior to the initial closing of the qualified financing (assuming full conversion or exercise of all options, warrants and other convertible and exercisable securities then outstanding other than the Notes), and in each case, otherwise on the same terms and conditions applicable to the Investors; and (iii) the Change of Control Valuation Cap is ten million dollars ($10,000,000); and the Voluntary Conversion Valuation Cap is eight million dollars ($8,000,000).

Credit Facilities

We do not have any credit facilities with lending institutions, nor other access to bank credit.

Capital Expenditures

We have no contractual obligations for ongoing capital expenditures at this time.

Contractual Obligations, Commitments and Contingencies

We do not have any material ongoing contracts that extend beyond a one-year period or which are not cancellable sooner. We lease our current office space on a month-to-month basis. We have no material contingent obligations.

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Material Weaknesses

In connection with the audits of our financial statements for the years ended December 31, 2017 and 2016, our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses relate to the absence of internal accounting personnel with the ability to properly account for complex transactions and a lack of separation of duties between accounting and other functions.

We hired a consulting firm to advise us on technical issues related to United States Generally Accepted Accounting Principles as related to the maintenance of our accounting books and records and the preparation of our financial statements. Although we are aware of the risks associated with not having dedicated accounting personnel, we also are at an early stage in the development of our business. We anticipate expanding our accounting functions with dedicated staff, and improving our internal accounting procedures and separation of duties when we can absorb the costs of such expansion and improvement with additional capital resources. In the meantime, management will continue to observe and assess our internal accounting function and make necessary improvements whenever they may be required.

Trend Information

We have identified a trend in larger creators (500k or more in following), who command larger deals and typically have managers or agents who have avoided transacting through our platform. Other incidents that may represent adverse trends are brand users contacting creators outside of our platform to avoid the cost of our platform and larger brands desiring managed services, rather than the automated platform we presently offer.

ITEM 3. DIRECTORS AND OFFICERS

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Chadwick Sahley	Chief Executive Officer, Director	46	Since January 2014	Full-time
Samuel Michie	President and Chief Operating Officer	34	Since January 2014	Full-time
Casey Lavere Butler	Director	36	Since May 2016	Non-employee
Steve Heineman	Director	57	Since June 2016	Non-employee

Chadwick Sahley, Founder, Chief Executive Officer, Director. Chad has served as Chief Executive Officer and one of our directors since the Company’s inception. Chad started his first Company out of his garage, Hieroglyphic Productions. Over the next 10 years he built that company to become one of Disney’s largest vendors producing branded content for shows like Hannah Montana, Wizards of Waverly Place and Take Two with Phineas & Ferb. He also directed many A-list celebrities including Taylor Swift, Miley Cyrus, Ben Stiller, Muhammad Ali, and Michael J. Fox.

In 2007 he became one of the early adopters on YouTube, launching an original show that quickly became one of the top comedy channels. He loved this new space for many reasons, but mostly because it leveled the playing field for people who simply wanted to create content without playing the “Hollywood” game. YouTube was also the place where he became fast friends with some of the top content creators.

In 2012, Hieroglyphic Productions was acquired by Maker Studios where Chad served as Vice President of Production, helping to build the company before it was sold two years later to Disney for $650 Million.

Samuel Michie, Founder, President and Chief Operating Officer. Sam has served as our President and Chief Operating Officer since the Company’s inception until February 2018. Well balanced with experience in sales, business development, and operations management, Sam is a proven business leader. Prior to co-founding Social Bluebook, Sam played an integral role in company operations for the world’s largest YouTube multi-channel network, Maker Studios (2012-2013). He worked on various strategic initiatives including successfully implementing budget-tracking software across seven internal production departments (110+ people) to provide internal and external production cost analytics. Previous to Maker, Sam worked in business development and sales for Adaptive Computing (2009-2012). While at Adaptive, Sam managed a multi-million-dollar sales territory across various verticals such as Oil and Gas, Entertainment, Higher Education, and Software Services. In 2012, Sam broke all company records by reaching his yearly sales quota within the first fiscal quarter.

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Steve Heineman, Director. A committed, result-oriented, energetic, and principled leader with over a quarter century of public and a decade worth of private enterprise experience. After a meritorious career in Law Enforcement, Steve has returned to his entrepreneurial and philanthropic roots. Steve takes great pride in the level of respect achieved and leadership shown in his personal and professional life. Steve is known for his ability to motivate people, develop partnerships, and build the collaborative trust necessary to achieve organizational success.

Casey Lavere Butler, Founder and Director. Casey is a professional YouTube video blogger. Since beginning on YouTube in 2009, Casey has quickly grown his viewing audience to over 625,000 subscribers. He has a YouTube channel called caseylavere, where he publishes daily vlogs of his family. Aside from his vlog channel, Casey also has a channel called Hushin where he posts How-to Videos about hunting and cooking game (meat). He turned the word vlog, meaning video blog, into an acronym that stands for Video’s Love Outgoing Guys. Casey carries many years of experience as an influential content creator and understands the pain points and needs of a content creator.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2017, we compensated our three highest paid executive officers as follows:

Name	Capacities in which compensation was received	2017 Cash compensation		2017 Other compensation	Total compensation
Chadwick Sahley	CEO	$100,000	(1)	None	$100,000.00
Samuel Michie	COO	$70,000	(2)	None	$70,000.00
Matthew Smith	CTO	$34,615		None	$34,615

(1) Includes deferred salary of $63,077.

(2) Includes deferred salary of $42,539.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table and accompanying footnotes set forth information as of December 31, 2017, with respect to the beneficial ownership of our common stock by (1) each individual or entity known to own beneficially more than 10% of our common stock and (2) all of our executive officers and directors, as a group.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of the security. A person is also deemed a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be acquired this way are deemed to be outstanding for purposes of computing a person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed a beneficial owner of the same securities, and a person may be deemed a beneficial owner of securities to which that person has no economic interest.

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As of December 31, 2017, there were 5,208,956 shares of our common stock outstanding. Shares subject to option grants that have vested or options and restricted stock unit grants that will vest within 60 days are deemed outstanding for calculating the percentage ownership of the person holding the options or restricted stock units, but are not deemed outstanding for calculating the percentage ownership of any other person.

Title of Class	Name and address of beneficial owner(1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Chadwick Sahley	3,145,054	200,065 shares are convertible from Preferred Stock	58%

Common Stock	Samuel Michie	1,496,435		29%

	All Executive Officers and Directors as a Group			90%

(1)    Except as otherwise indicated in the footnotes to this table, each of the beneficial owners listed has, to our knowledge, sole voting and investment power for the indicated shares of common stock. Unless otherwise noted, the address for each beneficial owner listed below is c/o New Media Trader, Inc., 31563 Lindero Canyon Road, Unit 2, Westlake Village, California 91361.

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

We rent office space on a month-to-month term from Mr. Sahley, a founding shareholder. During the fiscal year ended December 31, 2017 and 2016, the Company paid the shareholder approximately $18,500 and $21,000, respectively.

ITEM 6. OTHER INFORMATION

During the years ended December 31, 2017, the Company completed private placements of its convertible promissory notes with approximately accredited investors (“Holders”) totaling $478,000 in 2017. The Notes accrue interest at a rate of 7.5% per annum and are due and payable on the second-year anniversary of the purchase date.

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ITEM 7. FINANCIAL STATEMENTS

101 Larkspur Landing Circle Suite 321 Larkspur, CA 94939 www.rbsmllp.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors

of New Media Trader, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of New Media Trader, Inc. (the “Company”), as of December 31, 2017 and 2016, and the related statements of operations, stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2017 and the related notes (collectively referred to as the “ financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

The Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the accompanying financial statements, the Company has suffered recurring losses from operations, generated negative cash flows from operating activities, has an accumulated deficit and has stated that substantial doubt exists about Company’s ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans in regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ RBSM LLP

RBSM LLP

We have served as the Company’s auditor since 2016.

Larkspur, California

April 30, 2018

NEW MEDIA TRADER, INC.

Balance Sheets

Assets	December 31, 2017	December 31, 2016

Cash and cash equivalents	$13,800	$269,409
Prepaid expenses and other current assets	3,563	–
Total current assets	17,363	269,409
Computer Equipment, net of accumulated depreciation of $10,285 $7,334 and $1,842	6,887	9,819
Total Assets	$24,250	279,228
Liabilities and Stockholders’ Deficit
Accounts payable and accrued expenses	$149,070	$146,770
Deferred compensation expense	113,334	113,334
Convertible notes payable, current portion	310,000	–
Total current liabilities	572,404	260,104
Convertible notes payable, less current portion	268,000	1,217,188
Total Liabilities	840,404	1,477,292
Stockholders’ Deficit
Series A convertible preferred stock, par value $0.0001, 2,138,078 shares authorized, 2,138,078 issued and outstanding	214	$214
Series A-1 convertible preferred stock, par value $0.0001, 5,300,000 shares authorized, 806,516 and -0- issued and outstanding, respectively	81	–
Common stock, par value $0.0001, 13,300,000 shares authorized, 5,303,764 and 5,200,706 shares issued and outstanding, respectively	530	520
Additional paid-in capital	1,992,101	797,587
Unearned compensation	(8,535)	–
Accumulated deficit	(2,800,545)	(1,996,385)
Total stockholders’ deficit	(816,154)	(1,198,064)
Total liabilities and stockholders’ deficit	$24,250	$279,228

(The accompanying notes are an integral part of these financial statements)

NEW MEDIA TRADER, INC.

Statement of Operations

For the Year Ended December 31,

	2017	2016
Revenues, net	$7,104	$10,603
Cost of revenues	(40,492)	(200)
Technology and development	(128,018)	(158,403)
Depreciation	(2,932)	(5,492)
General and administrative expenses	(582,495)	(655,078)
Loss from operations	(746,833)	(808,570)
Other income expenses
Interest expense	(57,327)	(61,291)
Loss before provision for income taxes	(804,160)	(869,861)
Provision for income taxes	–	–
Net loss	$(804,160)	$(869,861)

(The accompanying notes are an integral part of these financial statements)

NEW MEDIA TRADER, INC.

Statement of Cash Flows

For the Year Ended December 31,

	2017	2016
Cash Flows From Operating Activities
Net loss	$(804,160)	$(869,861)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	2,932	5,492
Stock based compensation expense	13,180	7,145
Notes issued for services	18,000	–
Changes in operating assets and liabilities
Accounts receivable	–	25,000
Prepaid expenses and other current assets	(3,563)	–
Accounts payable and accrued liabilities	89,380	67,478
Deferred compensation expense	–	113,334
Net Cash Used in Operating Activities	(684,231)	(651,412)
Cash Flows From Investing Activities
Purchase of property and equipment	–	–
Net Cash Used in Investing Activities	–	–
Cash Flows From Financing Activities
Repayment of convertible not payable	(10,000)	–
Proceeds from issuance of convertible notes payable	460,000	738,021
Proceeds from stock issuance, net	(21,378)	–
Net Cash Provided by Financing Activities	428,622	738,021
Net (decrease) increase in Cash	(255,609)	86,609
Cash, Beginning of Period	269,409	182,800
Cash, End of Period	$13,800	$269,409
Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
Interest	$–	$–
Taxes	$–	$–
Non-Cash Financing Activities:
Conversion of 7.5% notes with accrued interest into 26,392 and 792,851 shares of common stock and Series A-1 preferred stock, respectively	$1,194,268	$–

(The accompanying notes are an integral part of these financial statements)

NEW MEDIA TRADER, INC.

Statements of Change in Stockholder’s Deficit

	Series A Preferred Stock		Series A-1 Preferred Stock		Common Stock		Additional Paid-in	Accumulated Other Unearned	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Compensation	Deficit	Deficit
Balance December 31, 2015	2,138,078	$214	-	$-	5,127,906	512	$791,150	$-	$(1,126,524)	$(334,648)
Restricted stock awards	-	-	-	-	72,800	8	5,427	-	-	5,435
Fair value of stock options issued for services	-	-	-	-	-	-	1,010	-	-	1,010
Net loss	-	-	-	-	-	-	-	-	(869,861)	(869,861)
Balance December 31, 2016	2,138,078	$214	-	-	5,200,706	$520	$797,587	$-	$(1,996,385)	$(1,198,064)
Note conversion for stock	-	-	784,701	79	26,392	2	1,194,187	-	-	1,194,268
Issuance of series A-1 convertible preferred stock	-	-	21,815	2	-	-	61,014	-	-	61,016
Capital raise costs	-	-	-	-	-	-	(81,875)	-	-	(81,875)
Restricted stock awards issued	-	-	-	-	-	8	21,707	(8,535)	-	13,180
Other	-	-	-	-	-	-	(519)	-	-	(519)
Net loss	-	-	-	-	-	-	-	-	(804,160)	(804,160)
Balance, June 30, 2017	2,138,078	$214	806,516	$81	5,303,764	$530	$1,992,101	$(8,535)	$(2,800,545)	(816,154)

(The accompanying notes are an integral part of these financial statements)

NOTE 1 – Nature of Business and Significant Accounting Policies

Company and Nature of the Business

New Media Trader, Inc. dba Social Blue Book (the “Company” or “We”) was incorporated in the State of Delaware on January 2, 2014. The Company operates the website, socialbluebook.com which offers a financial analysis of how much a transaction is worth when an advertiser approaches a social media content creator about using their social media platforms (e.g., You Tube, Facebook, and Twitter) for product placements and other forms of native advertising. Creators connect their social platforms to the Company’s assessment tools, and the Company’s proprietary algorithms calculate a dollar value that the parties to a promotion transaction then use as a documented basis for their negotiations. The Company calculates a suggested price that a content creator can use as a starting point in negotiations with a brand or agency. The Company’s price analysis takes into account key factors such as the demographic reach, viewership, engagement, and genre.

In 2017, the Company released a beta version of its creator marketplace for advertisers, brands and agencies. The proprietary marketplace platform allows brands and agencies to search through the Company’s database of content creators and obtain their prices (values based on the company’s algorithms), as well as other essential demographic data for advertising or marketing campaigns. When they locate creators on the Company’s website that are of interest, they then can use the Company’s portal to invite them to participate in campaigns. The Company has also created a payment platform for advertisers, brands and agencies to pay the content providers. Successfully executed campaigns can utilize Social Blue Book’s (“SBB”) direct deposit payment method, and the Company charges a fee for the transaction. The Company is headquartered in Los Angeles, California.

Financial Statement Presentation and basis of presentation

The accompanying financial statements and notes are representations of the Company’s management, who are responsible for their integrity and objectivity. These statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures.

Going Concern

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated sufficient revenue and has funded its operating losses through the sale of common stock and the issuance of debt. The Company has a limited operating history and its prospects are subject to risks, expenses and uncertainties frequently encountered by companies in the industry.

During its development activities, the Company has sustained and continues to sustain losses. The Company cannot predict if or when the Company will generate profits. Since inception the Company has generated cumulative net losses of approximately $2,800,545. The losses and working capital needs have been provided by debt and equity financing. As of December 31, 2017, the Company had cash and cash equivalents of $13,800. On Management made operational changes in 2017 that have reduced cash expenditures and supported the Company’s strategic emphasis on precisely expanding its customer base.

The Company has not yet established an ongoing sustained source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. The ability of the Company to continue as a going concern depends on it obtaining adequate capital to fund operating losses until it becomes profitable. Management plans to continue as a going concern to achieve a profitable level of operations include generating cash through increased product sales, reducing planned expenditures, if necessary, and raising capital from investors.

While management plans to take the steps necessary to extend the time period over which the then-available resources would be able to fund the operations, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans. Additionally, there can be no assurance that, if such efforts are successful, the terms and conditions of such financing will be favorable. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

During the year ended December 31, 2107, the Company obtained cash for working capital totaling approximately $460,000 in connection with issuances of convertible promissory notes. During 2016, the Company obtained cash for working capital totaling approximately $738,000 in connection with issuances of convertible promissory notes. During the year ended December 31, 2107, the Company launched its series A-1 preferred stock offering and raised approximately $61,014, before net of the capital raise cost of $81,875.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish its plans and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of assets and/or liabilities that might be necessary if the Company is unable to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and that affect the reported amounts of revenue and expenses during the reporting period. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates. In addition, any change in these estimates or their related assumptions could have an adverse effect on our operating results. Key estimates include: valuation of derivative liabilities and valuation of deferred tax assets and liabilities.

Certain Risks and Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, and accounts receivable. Accounts receivable are typically unsecured and are derived from advertising revenue earned from advertising customers for delivering ad impressions on our platform and from billings to ad networks that represent advertising customers. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. Although typical payment terms for online adverting industry are slow, historically, write-off losses have been minimal and within management’s expectations. For both December 31, 2017 and 2016, the allowance for doubtful accounts was nil.

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less at the date of purchase are considered to be cash equivalents. The Company may, from time to time, have deposits in one financial institution that exceeds the federally insured amount.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at invoiced amounts and generally do not bear interest. An allowance for doubtful accounts is established, as necessary, based on past experience and other factors, which, in management’s judgment, deserve current recognition in estimating bad debts. Such factors include growth and composition of accounts receivable, the relationship of the allowance for doubtful accounts to accounts receivable and current economic conditions. The determination of the collectability of amounts due from customer accounts requires the Company to make judgments regarding future events and trends. Allowances for doubtful accounts are determined based on assessing the Company’s portfolio on an individual customer and on an overall basis. This process consists of a review of historical collection experience, current aging status of the customer accounts, and the financial condition of the Company’s customers.

Computer Equipment

Computer equipment is stated at cost. When retired or otherwise disposed, the related carrying value and accumulated depreciation are removed from the respective accounts and the net difference less any amount realized from disposition, is reflected in earnings. For financial statement purposes, computer equipment is recorded at cost and depreciated using the straight-line method over their estimated useful lives, which is generally five years. Upon sale or retirement of assets, the cost and related accumulated depreciation and amortization are removed from the balance sheet and the resulting gain or loss is reflected in operations. Maintenance and repairs are charged to operations as incurred.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment when events or changes in circumstances indicate the carrying value of the assets may not be recoverable. Recoverability is measured by comparison of the book values of the assets to future net undiscounted cash flows that the assets or the asset groups are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the book value of the assets exceed their fair value, which is measured based on the estimated discounted future net cash flows arising from the assets or asset groups. No impairment losses have been recorded through December 31, 2017.

Platform Technology and Development Expenses

Costs for technology, including predevelopment efforts prior to establishing technological feasibility of our platform are expensed as incurred.

Development costs are capitalized when technological feasibility has been established and anticipated future revenues support the recoverability of the capitalized amounts. Capitalization stops when the product is available for general release to customers. Due to the short time period between achieving technological feasibility and product release and the insignificant amount of costs incurred during such periods, the Company has not capitalized any software development, and have expensed these costs as incurred.

Fair Value Measurement

The accounting standards regarding fair value of financial instruments and related fair value measurements define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures.

ASC Topic 820 establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows:

Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.

Level 3 - inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value.

On a Recurring Basis:

A financial asset or liability’s classification within the hierarchy is determined based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability. The Company has determined that the convertible debt instruments outstanding as of the date of these financial statements include an exercise price “reset” adjustment that qualifies as derivative financial instruments under the provisions of ASC 815-40, Derivatives and Hedging - Contracts in an Entity’s Own Stock (“ASC 815-40”).

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. For stock-based derivative financial instruments, the Company uses the Black-Scholes Option Pricing Model to value the derivative instruments. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

Based on the Company’s analysis the embedded features of the convertible notes payable and series A convertible preferred stock are not considered to be derivative liabilities.

Revenue Recognition

The Company derives its revenue when a brand or an agency pays a fee to social media content creator. The Company charges the social media content creator for a fee for each transaction entered into with a brand or agency.

Revenue is recognized when services have been provided and persuasive evidence of an arrangement exists, the price is fixed or determinable, and collection of the resulting receivable is reasonably assured. Generally, the Company does not provide its customers with a contractual right of return. Management believes that all relevant criteria and conditions are considered when recognizing revenue.

Technology and Development Costs

Technology and development expenses are charged to operations as incurred. These expenses include, among other things, salaries, costs of outside collaborators and outside services.

Accounting for Stock-Based Compensation

Share-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as expense over the employee’s service period. The Company recognizes compensation expense on a straight-line basis over the requisite service period of the award.

The Company has determined that the Black-Scholes Option Pricing Model is the most appropriate method for determining the estimated fair value for stock options or warrants. The Black-Scholes Model requires the use of highly subjective and complex assumptions that determine the fair value of share-based awards, including the equity instrument’s expected term and the price volatility of the underlying stock.

Equity instruments issued to nonemployees are recorded at their fair value on the measurement date and are subject to periodic adjustment as the underlying equity instruments vest.

Income Taxes

The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of the Company’s assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. A valuation allowance is recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

The Company must assess the likelihood that the Company’s deferred tax assets will be recovered from future taxable income, and to the extent the Company believes that recovery is not likely, a valuation allowance is recognized. Management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against the net deferred tax assets. The Company has recorded a full valuation allowance as of December 31, 2017 and 2016. Based on the available evidence, the Company believes it is more likely than not, that it will not be able to utilize its deferred tax assets in the future. The Company intends to maintain valuation allowances until sufficient evidence exists to support the reversal of such valuation allowances. Management makes estimates and judgments about the Company’s future taxable income that is based on assumptions that are consistent with management’s plans. Should the actual amounts differ from the estimates, the carrying value of the Company’s deferred tax assets could be materially impacted.

The Company recognizes in the financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of operating expense. The Company does not believe there are any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date. There were no penalties or interest liabilities accrued as of December 31, 2017 or 2016, nor were any penalties or interest costs included in expense for 2017 and 2016.

Comprehensive Loss

Comprehensive loss is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. For the year ended December 31, 2017 and 2016, the Company had no comprehensive income or loss transactions.

Commitments and Contingencies

 In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, environment liability and tax matters. An accrual for a loss contingency is recognized when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated.

Basic and Diluted Net Loss per Common Share

Basic net loss per common share is computed by dividing the net loss available to common stockholders by the weighted average number of common shares outstanding for the period, without consideration for common stock equivalents. The Company has incurred net loss according any potential dilutive securities are considered to be anti-dilutive for the years ended December 31, 2017 and 2016.

Reclassification

Certain prior period amounts have been reclassified to conform to the current period presentation.

Recent Accounting Pronouncements

Recent Accounting Pronouncements Not Yet Adopted

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU creates a single source of revenue guidance for companies in all industries. The new standard provides guidance for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers, unless the contracts are within the scope of other accounting standards. It also provides a model for the measurement and recognition of gains and losses on the sale of certain nonfinancial assets. This guidance, as amended, must be adopted using either a full retrospective approach for all periods presented or a modified retrospective approach and will be effective for fiscal years beginning after December 15, 2018 with early adoption permitted. The Company will adopt this ASU effective January 1, 2019 using the modified retrospective method. The Company has not yet completed its assessment to evaluate the impact of adopting this guidance and has not yet determined whether the impact of adoption will be immaterial to the financial statements.

In February 2015, the FASB issued ASU No. 2016-02, Leases (Topic 842), which amends the FASB Accounting Standards Codification and creates Topic 842, “Leases.” The new topic supersedes Topic 840, “Leases,” and increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and requires disclosures of key information about leasing arrangements. The guidance is effective for reporting periods beginning after December 15, 2018. ASU 2016-02 mandates a modified retrospective transition method. The Company plans to adopt this ASU on January 1, 2020 and is in the process of evaluating the impact of adopting the guidance on its financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Cash Flow Statements, Classification of Certain Cash Receipts and Cash Payments, which addresses eight specific cash flow classification issues with the objective of reducing diversity in practice. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

 In January 2017, the FASB issued ASU No. 2017-04, Intangibles - Goodwill and Other, Simplifying the Accounting for Goodwill Impairment. ASU 2017-04 removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. All other goodwill impairment guidance will remain largely unchanged. Entities will continue to have the option to perform a qualitative assessment to determine if a quantitative impairment test is necessary. This new guidance will be applied prospectively, and is effective for calendar year end companies in 2020. Early adoption is permitted for any impairment tests performed after January 1, 2017. Adoption of this ASU is not expected to have a material impact on the Company’s financial statements.

In July 2017, the FASB issued ASU No. 2017-11, which amends the FASB Accounting Standards Codification. Part I of ASU No. 2017-11, Accounting for Certain Financial Instruments with Down Round Features, changes the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. The guidance is effective for reporting periods beginning after December 15, 2019 and interim periods within those fiscal years. The Company is in the process of evaluating the impact of adopting the guidance on its financial statements.

In February 2017, the FASB issued ASU 2017-05, “Other Income – Gains and Losses from the Derecognition of Nonfinancial Assets (Topic 610-20)”, which clarifies the scope and application of ASC Topic 610-20 on accounting for the sale or transfer of nonfinancial assets, that is an asset with physical value, such as real estate, equipment, intangibles or similar property. ASU 2017-05 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. We have not yet evaluated the impact of the adoption of this accounting standard on our financial position, results of operations, cash flows, or presentation thereof.

In January 2017, the FASB issued ASU 2017-03, “Accounting Changes and Error Corrections (Topic 250) and Investments – Equity Method and Joint Ventures (Topic 323)” which amends the Codification to incorporate SEC staff views regarding recently issued accounting standards and investments in qualified affordable housing projects. The guidance requires registrants to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. ASU 2017-03 is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years with early adoption permitted for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. We do not expect the adoption of ASU 2017-03 to have a material impact our financial position, results of operations, cash flows, or presentation thereof.

In January 2017, the FASB issued Accounting Standards Update (“ASU”) No. 2017-01, Clarifying the Definition of a Business (“ASU 2017-01”). The standard clarifies the definition of a business by adding guidance to assist entities in evaluating whether transactions should be accounted for as acquisitions of assets or businesses. ASU 2017-01 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Under ASU 2017-01, to be considered a business, the assets in the transaction need to include an input and a substantive process that together significantly contribute to the ability to create outputs. Prior to the adoption of the new guidance, an acquisition or disposition would be considered a business if there were inputs, as well as processes that when applied to those inputs had the ability to create outputs. Early adoption is permitted for certain transactions. Adoption of ASU 2017-01 may have a material impact on the Company’s consolidated financial statements if it enters into future business combinations.

Recently Adopted Accounting Standards

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes. The ASU is part of a simplification initiative aimed at reducing complexity in accounting standards. Current U.S. GAAP requires the deferred taxes for each jurisdiction (or tax-paying component of a jurisdiction) to be presented as a net current asset or liability and net noncurrent asset or liability. To simplify presentation, the new guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. The Company adopted this ASU as of January 1, 2017 and the adoption did not have an impact on the Company’s consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation – Stock Compensation, (Topic 718). This ASU changes certain aspects of accounting for share-based payments to employees and involves several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Specifically, ASU 2016-09 requires that all income tax effects of share-based awards be recognized as income tax expense or benefit in the reporting period in which they occur. Additionally, ASU 2016-09 amends existing guidance to allow forfeitures of share-based awards to be recognized as they occur. Previous guidance required that share-based compensation expense include an estimate of forfeitures. The Company adopted this ASU as of January 1, 2017 and elected to account for forfeitures as they occur. There was no material impact as a result of adoption.

The Company continually assess any new accounting pronouncements to determine their applicability. Where it is determined that a new accounting pronouncement affects the Company’s financial reporting, management undertakes a study to determine the consequence of the change to the Company’s financial statements and assure that there are proper controls in place to ascertain that the financial statements properly reflect the change. The Company has evaluated all other GAAP pronouncements issued through the date the financials were issued and believe that the adoption of these will not have a material impact on the Company’s financial statements.

NOTE 2 – CONVERTIBLE NOTES PAYABLE

During the years ended December 31, 2017 and 2016, the Company completed private placements of its convertible promissory notes (2016 note placements collectively, “2016 Notes” and 2015 note placements “2015 Notes”) with approximately thirty accredited investors (“Holders”), totaling $478,000 and $738,000, in 2017 and 2016 respectively. The Notes accrue interest at a rate of 7.5% per annum and are due and payable on the second-year anniversary of the purchase date. The notes become due and payable ranging from January 4, 2017 through April 2019, with $115,000, $195,000 and $268,000 maturing in 2017, 2018 and 2019, respectively. The Notes were originally convertible into the Company’s common stock, as follows:

In the event that the Company issues and sells shares of the Company’s equity securities (“Equity Securities”) to investors (the “Investors”) on or before the date of the repayment in full of the Notes in an equity financing resulting in gross proceeds to the Company of at least one million dollars ($1,000,000) (not including the conversion of the Notes), then the outstanding principal amount of the Notes, together with all unpaid accrued interest thereon, shall automatically convert in whole without any action by the Holders into such Equity Securities at a conversion price equal to eighty percent (80.0%) of the per-share price paid by the Investors for such Equity Securities and otherwise on the same terms and conditions applicable to the Investors.

In the event that the Company consummates a change of control of the Company prior to the conversion or repayment in full of the Notes, the Holders, may elect to either: (i) require the Company to pay the Holders in cash an aggregate amount equal to the sum of (A) one-and-one-half times (1.5x) the aggregate principal amount of the Notes then-outstanding and (B) all unpaid accrued interest thereon; or (ii) convert the aggregate principal amount of the Notes then-outstanding, together with all unpaid accrued interest thereon, into shares of common stock of the Company at a conversion price equal to the quotient of eight million dollars ($8,000,000) divided by the aggregate number of outstanding shares of the Company’s common stock as of immediately prior to such change of control (assuming full conversion or exercise of all options, warrants and other convertible and exercisable securities then outstanding other than the Notes. The Company will give the Holders at least twenty (20) days’ prior written notice of the anticipated closing date of such Change of Control (provided that such notice may be waived in writing at the election of the Requisite Holders).

In the event that neither of the two above occurs prior to the maturity date, then the Holders, in their sole option and upon written notice to the Company made at least five (5) days prior to the maturity date, may, effective as of the maturity date, elect to either: (i) allow the Notes to remain outstanding, with interest continuing to accrue as provided under this Note; or (ii) convert the then-outstanding principal amount and any unpaid accrued interest thereon into shares of the Company’s common stock at a conversion price equal to the quotient of four million dollars ($4,000,000) divided by the aggregate number of shares of the Company’s common stock outstanding at such time (assuming full conversion or exercise of all options, warrants and other convertible and exercisable securities then outstanding other than the Notes) plus any unallocated shares under the Company’s equity incentive plan (the “Equity Plan”). In the event that Holders elect to allow the Notes to remain outstanding after the maturity date, the Holders may, at any time after the maturity date, and upon at least five (5) days’ prior written notice to the Company, elect to convert the outstanding principal amount and any unpaid accrued interest thereon into shares of the Company’s common stock at a conversion price equal to the quotient of four million dollars ($4,000,000) divided by the aggregate number of shares of the Company’s common stock outstanding at the time of such notice (assuming full conversion or exercise of all options, warrants and other convertible and exercisable securities then outstanding other than the Notes) plus any unallocated shares under the Equity Plan). In the event the Holders do not timely make an election pursuant to this provision, the Notes shall remain outstanding, with interest continuing to accrue as provided under the Notes. Notwithstanding the foregoing, to the extent the Company consummates an equity financing transaction after Holder has converted the then-outstanding principal amount and any unpaid accrued interest thereon into shares of the Company’s common stock the Holders shall, at the time of such post-conversion financing, have the right to exchange such shares of the Company’s common stock into the same class or series of securities issued in the post-conversion financing (and on the same terms and conditions as such post-conversion financing), based on the then-outstanding principal amount and accrued and unpaid interest under the Notes at the time of the conversion of such amounts into shares of the Company’s Common Stock.

The 2017 and 2016 Notes differ from the 2015 Notes in the following respects: (i) they become due and payable between April 2018 and December 2018; (ii) in the event that the Company issues and sells shares of the Company’s Equity Securities to Investors on or before the date of the repayment in full of the 2016 Notes in an equity financing resulting in gross proceeds to us of at least one million dollars ($1,000,000) (not including the conversion of the 2016 Notes), then the outstanding principal amount of the 2016 Notes, together with all unpaid accrued interest thereon, shall automatically convert in whole without any action by the Holders into such Equity Securities at a conversion price equal to the lesser of (A) eighty percent (80.0%) of the per-share price paid by the Investors for such Equity Securities, or (B) the price equal to the quotient of ten million dollars ($10,000,000.00) divided by the aggregate number of outstanding shares of common stock of the Company as of immediately prior to the initial closing of the qualified financing (assuming full conversion or exercise of all options, warrants and other convertible and exercisable securities then outstanding other than the Notes), and in each case, otherwise on the same terms and conditions applicable to the Investors; and (iii) the Change of Control Valuation Cap is ten million dollars ($10,000,000); and the Voluntary Conversion Valuation Cap is eight million dollars ($8,000,000).

In April 2017, the Company amended the promissory notes to substitute Series A-1 preferred stock for common stock for the note holders who elected to convert their promissory notes to Series A-1 preferred stock. The Company did not incur any gain or loss as result of the conversion.

The Company has evaluated the Notes and conversion features in accordance with ASC 815-40 and determined that the embedded conversion features are not considered to be derivative liabilities.

During the year ended December 31, 2017, $1,107,167 and accrued interest were converted into 784,701 shares of series A-1 preferred stock and 26,392 shares of common stock.

For the years ended December 31, 2017 and 2016, the Company recognized $57,327 and $61,291, respectively, in interest expense, net related to the contractual coupon rate and amortization of the debt discount on the Promissory Notes.

Scheduled maturities with respect to our long-term debt are as follows:

Year Ending December 31,	Scheduled Long-Term Debt Maturities
2018	$310,000
2019	268,000
Total	$578,000

NOTE 3 – EQUITY SECURITIES

The Company is authorized to issue 20,738,078 shares, with a par value of $0.0001 per share, consisting of 13,300,000 shares of common stock and 7,438,078 shares of preferred stock, of which 2,138,078 are designated as series A preferred stock and 5,300,000 are designated as series A-1 preferred stock.

Series A Convertible Preferred Stock

The Company had 2,138,078 shares of series A preferred stock issued and outstanding as of December 31, 2017.

Each share of series A preferred stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of the Company’s common stock as is determined by dividing $0.263414 (the “Original Issue Price”) by the series A conversion price (as defined below) in effect at the time of conversion. The “Series A Conversion Price” shall initially be equal to the Original Issue Price, which initial Series A Conversion Price, and the rate at which shares of series A preferred stock may be converted into shares of common stock, is subject to adjustment as provided in this Restated Certificate.

Also, in the case of a liquidation, dissolution, or winding up of the Company, the conversion rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of series A preferred stock.

Series A-1 Preferred Stock

The Company had 806,516 shares of series A-1 preferred stock issued and outstanding as of December 31, 2017.

In conjunction with the sale of our series A-1 stock offering, as described below, certain of the 2015 and 2016 Notes holders elected to convert their principal and accrued interest into the offering. During the year ended December 31, 2017, certain holders converted principal and accrued interest of approximately $1,183,715 for 784,101 shares of series A-1 preferred stock.

The series A-1 preferred stock has the rights and privileges over the Company’s common stock with respect to distribution of dividends and distribution of proceeds in the event of a liquidation, dissolution, or winding up of our business, as further described below. Holders of the series A-1 preferred stock will have the right to convert their shares to common stock at any time, and will be automatically converted to common stock upon the closing of a firm-commitment underwritten registered public offering of our common stock as described in the Amended and Restated Certificate of Incorporation. The conversion rate may change from time to time if we complete a stock split, reorganization, recapitalization, or the like, but the initial conversion rate will be one-to-one. The conversion rate of the series A-1 preferred stock will not be adjusted as a result of future issuances of our capital stock below the offering price of the series A-1 preferred stock.

The series A-1 preferred stock is non-voting except as required by law. Holders of the series A-1 preferred stock will be bound by a Subscription Agreement, which includes certain representations and warranties that are made by the investor, indemnification obligations in the event the investor makes any false representation or warranty or fails to comply with any covenant in the Subscription Agreement or related documents, a drag-along obligation in the event of a sale of the Company, pursuant to which the investor agrees to support a sale of the Company, a market stand-off agreement, pursuant to which the Investor may not transfer shares for a 180-day period following an initial public offering, and certain conditions to transfer of the shares, including agreement of the transferee to be bound by the terms of the Subscription Agreement.

In addition, the shares are subject to certain restrictions on transferability pursuant to the securities laws. The Company may require an opinion of counsel, reasonably satisfactory to the Company, that such offer, sale or transfer complies with the Securities Act of 1933 and any applicable state securities laws.

In the event of our liquidation, dissolution, or winding up, holders of our series A-1 preferred stock will be entitled to receive, prior and in preference to the holders of the common stock, an amount per share equal to the price per share in this offering (subject to adjustment for stock splits, reorganizations, and the like). If the assets of the Company are insufficient to pay all holders of series A-1 preferred stock, amounts distributed will be reduced pro rata in proportion to the amounts each holder of series A-1 preferred stock would otherwise be entitled.

Holders of our Preferred Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. Series A-1 preferred stock will receive dividends, if any, in preference to the holders of common stock. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future. Holders of series A-1 preferred stock do not, by virtue thereof, have any rights of first offer with respect to future issuances of Company capital stock, rights to require the Company to redeem the series A-1 preferred stock, rights to demand registration of the series A-1 preferred stock, or rights to receive certain information described in the Company’s Investors’ Rights Agreement. Certain, but not all, of the foregoing rights are provided to certain holders of Series A Preferred Stock.

During the year ended December 31, 2017, the Company issued 21,815 shares of series A-1 preferred stock for cash proceeds received of $61,016.

Common Stock

The Company had 5,303,764 shares of common stock issued and outstanding as of December 31, 2017.

During the year ended December 31, 2017, certain holders converted principal and accrued interest of approximately $10,553 for 26,392 shares of common stock.

During the year ended December 31, 2017, the Company issued 76,666 shares of common stock to the restricted stock holders based to the vesting schedule. Accordingly, the Company recorded expenses related to the vested restricted stock of $13,180 during the year ended December 31, 2017.

Employee Equity Incentive Awards

In 2014, the Company adopted the “2014 Long-Term Incentive Plan” (the “Plan”). The Plan authorized 1,060,000 shares of the Company’s common stock (the “Shares”) to be granted as either restricted stock or stock options, at the discretion of the Board of Directors or Compensation Committee, whichever exists at the time of grant. The Company grants awards at exercise prices or strike prices that are equal to the market price of its common stock on the date of grant.

For all share-based awards, the GAAP guidance requires that the Company measure compensation costs related to its share-based payment transactions at fair value on the grant date and that it recognize those costs in the financial statements over the service period during which the employee provides service in exchange for the award.

A summary of the Company’s restricted stock activity and related information is as follows:

	Number of Grants	Weighted- Average Grant Date Fair Per Share	Aggregate Intrinsic Value

Balance, December 31, 2015	248,810	$0.19	-
Granted	68,416	$0.19	-
Vested	(152,050)	$0.19	-
Cancelled	-		-
Balance, December 31, 2016	165,176	$0.19	-
Granted	-		-
Vested	(116,877)	$0.18	-
Cancelled	-		-
Balance, December 31, 2017	48,299	$0.18	-

There’s no restricted stock granted during the year ended December 31, 2017. The Company granted 68,416 restricted stock valued at $14,367 during the year ended December 31, 2016. For the years ended December 31, 2017 and 2016, the Company recorded an expense of $13,180 and $5,435, respectively, for the restricted stock vested. The remaining unvested fair value as of December 31, 2017 was $8,535

The Company uses the Black-Scholes model to estimate the fair value of each stock option granted. Due to the limited operation history of the Company, it does not have sufficient historical data to estimate exercise behaviors for separate groups of retirement eligible and non-retirement eligible employees. Accordingly, it calculates the weighted average expected stock option on a simplified method which is 7 years.

A summary of the Company’s stock options and related information is as follows:

	Options Outstanding
	Number of Shares Underlying Outstanding Options	Weighted-Average Exercise Price	Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Contractual Term (Years)
Outstanding – December 31, 2015	45,012	$0.19		8.23
Granted	13,000	$0.19		8.23
Exercised	–
Forfeited or cancelled	–
Outstanding – December 31, 2016	58,012	$0.19		7.96
Granted
Exercised	–
Forfeited or cancelled	(25,982)	$0.19		6.59
Outstanding – December 31, 2017	32,030	$0.18		6.59
Exercisable–December 31, 2017	21,013	$0.18		6.59
Vested and expected to vest– December 31, 2017	32,030	$0.18		6.59

The total grant date fair value of stock options vested during and 2017 and 2016 was $1,855 and $1,000, respectively. The exercise price of all stock options outstanding range from $.095 - $0.22.

As of December 31, 2017, there was $1,295 of unrecognized compensation cost related to outstanding employee stock options. This amount is expected to be recognized over a weighted-average period of 3 years. To the extent the actual forfeiture rate is different from what we have estimated, stock-based compensation expense to be related to these awards will be different from our expectations.

The weighted-average grant date fair value of the options granted during 2016 was estimated on the grant date using the Black-Scholes option-pricing model with the expected dividend yield of 0, expected price volatility of 56.8% - 63.6%, risk-free interest rate of 1.79% - 1.87% and expected life of options 7.0 years.

Since the Company is privately-held, the volatility was estimated using an average volatility based on a pool of publicly-held companies whose business are similar in nature to the Company.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company rents office space on a month to month term from a majority shareholder, officer and director of the Company. During 2017 and 2016, the Company incurred rent expense with the shareholder of approximately $18,500 and $21,000, respectively.

During 2016, the Company entered into deferred compensation agreements with the Company’s founders (“Founders”) related to the payment of compensation. The Founders agreed to defer a portion of their compensation until (i) the date that the Company issues and sells shares of its equity securities and/or convertible promissory notes in a financing or series of financings resulting in aggregate gross proceeds received by the Company of at least one million dollars ($1,000,000.00) and (ii) such other date determined by the Founders (the earlier of such date, the “Deferral Termination Date” and the period of time between the effective date and the Deferral Termination Date, the “Deferral Period”). As of December 31, 2017, the Founders deferred approximately $113,000 of deferred compensation expense which is accrued for.

NOTE 5 – INCOME TAXES

A reconciliation of the provision for income taxes at the United States federal statutory rate of 34% compared to the Company’s income tax expense as reported is as follows:

	2017	2016
Net loss before income taxes	$(804,160)	$(869,861)
Income tax rate	34%	34%
Income tax benefit	(273,414)	(295,753)
Change in tax rate due to JOBS Act	363,545	–
Valuation allowance change	(90,131)	295,753
Provision for income taxes	$–	–

The significant components of deferred income tax assets at December 31, are as follows:

	2017	2016
Net operating loss carry-forward	$588,115	$678,771
Valuation allowance	$(588,115)	(678,771)
Net deferred income tax asset	$–	$–

The Company has evaluated the available evidence supporting the realization of its gross deferred tax assets, including the amount and timing of future taxable income, and has determined that it is more likely than not that the deferred tax assets will not be realized. Due to such uncertainties surrounding the realization of the domestic deferred tax assets, the Company maintains a full valuation allowance against its deferred tax assets as of December 31, 2017. Realization of the deferred tax assets will be primarily dependent upon the Company’s ability to generate sufficient taxable income prior to the expiration of its net operating losses.

As of December 31, 2017, the Company had net operating loss carryforward of approximately $953,000 and for federal and state income tax purposes. These may be used to offset future taxable income and will begin to expire in varying amounts in 2044 for federal income tax purposes and 2029 to 2037 for state income tax purposes.

The Company is subject to taxation in the U.S. and California jurisdictions in conjunction with its transactions and activities. Currently, years ending December 31, 2015 through 2017 are open examination by a state tax authority. The Company’s tax years starting in December 31, 2014 through December 31, 2017 are open and subject to examination by the U.S. and state taxing authorities.

The Company follows the provisions of ASC Topic 740 regarding uncertain tax positions.  Under ASC Topic 740, the impact of an uncertain income tax position taken on a tax return must be recognized at the largest amount that is cumulatively “more likely than not” to be sustained upon audit by relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

As of December 31, 2017 and 2016, the Company has no unrecognized income tax benefits. The Company’s policy for classifying interest and penalties associated with unrecognized income tax benefits is to include such items as tax expense. No interest or penalties have been recorded for 2017 and 2016, and no interest or penalties have been accrued as of December 31, 2017 and 2016. As of December 31, 2017 and 2016 the Company did not have any amounts recorded pertaining to uncertain tax positions.

The tax years from 2014 and forward remain open to examination by federal and state authorities due to net operating loss and credit carryforwards. The Company is currently not under examination by the Internal Revenue Service or any other taxing authorities.

U.S. Tax Reform

The Tax Cut and Jobs Act (“Tax Act”) was enacted on December 22, 2017. The Tax Act reduces the U.S. federal corporate tax rate from 35% to 21%, as well as making several other significant changes to the tax law, effective January 1, 2018. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (SAB 118), given the amount and complexity of the changes in tax law resulting from the Tax Act, the Company has not finalized the accounting for the income tax effects of the Tax Act. This includes the provisional amounts recorded related to the re-measurement of the deferred taxes and the change to our valuation allowance. The impact of the Tax Act may differ from this estimate, during the one-year measurement period due to, among other things, further refinement of the Company’s calculation, changes in interpretations and assumptions the Company has made, guidance that may be issued and actions the Company may take because of the Tax Act.

The Company’s accounting for the following elements of the Tax Act is incomplete. However, the Company was able to make reasonable estimates of certain effects and therefore, has recorded provisional amounts as follows:

Revaluation of Deferred Tax Assets and Liabilities

The Company has remeasured its deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is generally 21% plus state and local tax. The Company recorded a provisional decrease related to its deferred tax assets and liabilities of $90,131 because of the tax rate decrease, with a corresponding adjustment /reduction in the valuation allowance for the year ended December 31, 2017. Thus, there was no impact on current year income tax expense.

At December 31, 2017, we had available for U.S. federal and state income tax reporting purposes, a net operating loss (NOL) carryforward for regular tax purposes of approximately $2.8 million and $2.8 million, respectively.

Valuation Allowances

The Company must assess whether its valuation allowance analyses for deferred tax assets are affected by various aspects of the Tax Act (e.g., deemed repatriation of deferred foreign income, future GILTI inclusions, new categories of foreign tax credits). Since, as discussed herein, the Company has recorded a full reserve for its amounts related to its deferred tax assets The Company’s decrease in its valuation allowance by $90,131 was substantially attributable to the Tax Act and its effects on deferred tax assets.

NOTE 6 – SUBSEQUENT EVENTS

In accordance with ASC 855, “Subsequent Events”, the Company has evaluated all subsequent events through April 30, 2018, the date the financial statements were available to be issued.

As of December 31, 2017, the Company has received approximately $22,686 in commitments for 7,798 shares of series A-1 preferred stock. The stock was issued during January 2018.

ITEM 8. EXHIBITS

Exhibit 2.1.	Form of Amended and Restated Certificate of Incorporation*

Exhibit 2.2.	Bylaws*

Exhibit 3.	Right of First Refusal and Co-Sale Agreement*

Exhibit 4.	Subscription agreement*

*Previously filed as exhibits to Form 1-A (File No. 024-10655)

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Media Trader, Inc.

By	/s/ Chadwick Sahley
Chadwick Sahley, Chief Executive Officer

Date: April 30, 2018

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